Exhibit 99.1

Alpha Tau Presents Preclinical Data Demonstrating Abscopal Immune Effect in Pancreatic Murine Tumor Models at ESTRO 2024 Congress in Glasgow

- Initial data demonstrates significant reduction in distant pancreatic cancer tumor growth rate starting from three weeks after first tumor is treated with Alpha DaRT alone

- Effect seen across both Panc02 and KPC tumor models -

JERUSALEM, May 6, 2024 (GLOBE NEWSWIRE) -- Alpha Tau Medical Ltd. (“Alpha Tau”, or the “Company”) (NASDAQ: DRTS, DRTSW), the developer of the innovative alpha-radiation cancer therapy Alpha DaRT™, announced today the presentation of new preclinical data at the 2024 congress of the European Society for Radiotherapy and Oncology (ESTRO), currently taking place in Glasgow, UK, examining observed responses in distant untreated tumors, otherwise known as an abscopal effect, generated by Alpha DaRT in pancreatic cancer tumors in mice. The Company’s Chief Medical Officer, Dr. Robert Den, delivered a company presentation during the weekend entitled “Innovative Use of Radium-224 for Intralesional Treatment of Various Forms of Solid Tumors.” Among other things, the presentation included data from studies examining the use of Alpha DaRT to treat Panc02 and KPC pancreatic cancer tumor-bearing mice with multiple tumors.

In these preclinical studies, mice were initially inoculated intracutaneously with the Panc02 or KPC murine cell lines, and then shortly thereafter were inoculated with a secondary tumor of the same cell line in a distant site. The first tumor was treated with Alpha DaRT sources 9-10 days after inoculation, or with an inert source as a control, and the size of the secondary untreated tumor was measured every 3-4 days thereafter for 29 days. The percent change in tumor volume over time was assessed and compared between the groups with Repeated Measures ANOVA models. A statistically significant (FDR adjusted p-value < 0.05) decline in secondary tumor growth rate was found at days 21, 25 and 29 in those mice that received Alpha DaRT sources in the first tumor compared to those that received inert sources in the first tumor. A similar pattern was also observed when examining the Panc02 and KPC tumor models individually rather than grouped in one larger analysis.

Alpha Tau CEO Uzi Sofer commented, “We continue to see encouraging results that demonstrate an immune effect driven by Alpha DaRT treatment, which may offer potential benefit to patients beyond the specific tumor or tumors being treated, as we’ve already seen in previous preclinical work and in human patients where one tumor received Alpha DaRT treatment but a second, untreated tumor, had a spontaneous response. These data in pancreatic cancer preclinical models validate our plan to conduct future clinical trials examining the use of Alpha DaRT in combination with immunotherapy in patients with pancreatic cancer, and may also help explain why we have seen, and continue to see, good responses from patients in our ongoing pancreatic cancer feasibility studies in a monotherapy setting, even with only partial Alpha DaRT coverage of the tumor.”

About Alpha DaRT™

Alpha DaRT (Diffusing Alpha-emitters Radiation Therapy) is designed to enable highly potent and conformal alpha-irradiation of solid tumors by intratumoral delivery of radium-224 impregnated sources. When the radium decays, its short-lived daughters are released from the sources and disperse while emitting high-energy alpha particles with the goal of destroying the tumor. Since the alpha-emitting atoms diffuse only a short distance, Alpha DaRT aims to mainly affect the tumor, and to spare the healthy tissue around it.

About Alpha Tau Medical Ltd.

Founded in 2016, Alpha Tau is an Israeli medical device company that focuses on research, development, and potential commercialization of the Alpha DaRT for the treatment of solid tumors. The technology was initially developed by Prof. Itzhak Kelson and Prof. Yona Keisari from Tel Aviv University.

Forward-Looking Statements

This press release includes “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. When used herein, words including “anticipate,” “being,” “will,” “plan,” “may,” “continue,” and similar expressions are intended to identify forward-looking statements. In addition, any statements or information that refer to expectations, beliefs, plans, projections, objectives, performance or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking. All forward-looking statements are based upon Alpha Tau’s current expectations and various assumptions. Alpha Tau believes there is a reasonable basis for its expectations and beliefs, but they are inherently uncertain. Alpha Tau may not realize its expectations, and its beliefs may not prove correct. Actual results could differ materially from those described or implied by such forward-looking statements as a result of various important factors, including, without limitation: (i) Alpha Tau’s ability to receive regulatory approval for its Alpha DaRT technology or any future products or product candidates; (ii) Alpha Tau’s limited operating history; (iii) Alpha Tau’s incurrence of significant losses to date; (iv) Alpha Tau’s need for additional funding and ability to raise capital when needed; (v) Alpha Tau’s limited experience in medical device discovery and development; (vi) Alpha Tau’s dependence on the success and commercialization of the Alpha DaRT technology; (vii) the failure of preliminary data from Alpha Tau’s clinical studies to predict final study results; (viii) failure of Alpha Tau’s early clinical studies or preclinical studies to predict future clinical studies; (ix) Alpha Tau’s ability to enroll patients in its clinical trials; (x) undesirable side effects caused by Alpha Tau’s Alpha DaRT technology or any future products or product candidates; (xi) Alpha Tau’s exposure to patent infringement lawsuits; (xii) Alpha Tau’s ability to comply with the extensive regulations applicable to it; (xiii) the ability to meet Nasdaq’s listing standards; (xiv) costs related to being a public company; (xv) changes in applicable laws or regulations; and the other important factors discussed under the caption “Risk Factors” in Alpha Tau’s annual report filed on form 20-F with the SEC on March 7, 2024, and other filings that Alpha Tau may make with the United States Securities and Exchange Commission. These and other important factors could cause actual results to differ materially from those indicated by the forward-looking statements made in this press release. Any such forward-looking statements represent management’s estimates as of the date of this press release. While Alpha Tau may elect to update such forward-looking statements at some point in the future, except as required by law, it disclaims any obligation to do so, even if subsequent events cause its views to change. These forward-looking statements should not be relied upon as representing Alpha Tau’s views as of any date subsequent to the date of this press release.

Investor Relations Contact

IR@alphatau.com